

April 8, 2011

Via Facsimile
Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

> **Re:** **Alanco Technologies, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 5, 2011**
> **File No. 000-09347**

Dear Mr. Kauffman:

      We have reviewed your filing and response letter dated April 5, 2011 and have the following comment. Where prior comments are referenced they refer to the comments in our letter dated March 31, 2011.

Information Incorporated by Reference, page 49

1.   We refer to your response to prior comment 3 and are unable to concur with your position. As we have previously advised, Interpretation I.H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2001, specifically addresses what financial statements should be filed with proxy materials soliciting votes with respect to the <u>sale or other transfer of all or any substantial part of assets</u>. Since your transaction concerns the sale of substantial assets, Instruction 2(b)(ii) to Item 14 is not applicable. Furthermore, as you are not eligible to incorporate by reference the information required by paragraph (c) of Item 14, you must include that information in your proxy statement. Therefore, as previously requested and consistent with Telephone Interpretation I.H.6., please revise your proxy statement to include all the information required by Item 14(c)(1) of Schedule 14A.

      You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel